

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 1, 2007

Father Gregory Ofiesh
President
Franklin Lake Resources, Inc.
172 Starlite Street
San Francisco, CA 94080

> **Re:** **Franklin Lake Resources, Inc.**
> **Form 10-KSB for the Fiscal Year Ended October 31, 2006**
> **Filed January 29, 2007**
> **Response Letter Dated August 23, 2007**
> **File No. 0-21812**

Dear Father Ofiesh:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A (Draft) for Fiscal Year Ended October 31, 2006

General

1. Where comments on one section or document impact parallel disclosure in another, make corresponding changes to all affected sections and documents. Please ensure that changes necessary to comply with comments on your 10-KSB and first quarter 10-QSB are also reflected in amendments to your second and third quarterly reports, as appropriate.

2.   Please separately number all footnotes to your financial statements.

Note 6 – Stock Options and Warrants, page F-15

3.   We have read your response to prior comment eight in which you disclose your
        stock-based compensation expense and pro forma compensation expense for the
        years ended October 31, 2006 and 2005. However, according to paragraph 45(c)
        of SFAS 123, this information should be presented in a tabular format showing
        the pro forma affects on net income/loss and basic and diluted earnings per share.
        Please ensure that your revised disclosures comply with this prescribed format.

Note 9 – Purchase of Water Rights, page F-15

4.   We have read your response to prior comment nine indicating that you would
        have a contractual right to obtain title to the water rights *if* you made the final
        payment due in January 2007. We understand that you did not hold legal title to
        the rights at October 31, 2006 since the full purchase price of $25,000 had not
        been paid, and you were not in possession of the deed. As this appears to
        constitute an executory contract, we do not see a basis for recording an asset in
        excess of the down payment of $6,250.

Exhibit 31.1

5.   We note that in response to prior comment 10, you have identified the certifying
        officer in your draft certification. However, the wording in paragraphs 1 through
        5 does not conform to the current format required by Item 601(b)(31) of
        Regulation S-B. Please revise your certification as necessary.

Form 10-QSB/A (Draft) for the Quarter Ended January 31, 2007

General

6.   Please include an explanatory paragraph at the forefront of your amended filings
        to briefly explain the reasons you are filing the amendments, such as including
        additional disclosures to comply with GAAP. Refer readers to specific locations
        within the filing where further details are presented.

Statements of Operations, page 3

7.   We have read your response to prior comment seven in which you indicate that
        you have deferred the gain on the sale-leaseback transaction in accordance with
        paragraph 32 of SFAS 13, as amended, in your Form 10-KSB/A. Likewise, it
        appears you would need to remove the gain from the cumulative information in

your statements of operations, and re-label the column of information as 'restated,' with explanation in the notes.

Statement of Cash Flows, page 4

8.   We note you have not complied with prior comment 11, in terms of presenting a cumulative from date of inception statement of cash flows in your draft amendment to the first quarter report. Please ensure that your amendment includes this disclosure.

Note 8 – Restatement of Interim Financial Statements, page 8

9.   We note the "corrected amounts" in the table presented for mineral exploration costs of $73,617 and general and administrative of $139,908 do not correspond to the amounts in your statement of operations for the three months ended January 31, 2007. Please amend your financial statement accordingly, and re-label it as 'restated.'

Form 10-QSB for the Quarter Ended April 30, 2007

Statement of Cash Flows, page 4

10.   We note that you report investing cash inflows for an item described as "disposal of water rights" in the amount of $18,750 in both your second and third quarter reports for 2007. As we understand your response to prior comment nine, and the disclosure you added on page 8 of your 10-KSB draft amendment, explaining that while you had initially agreed to acquire water rights for $25,000, you subsequently revised the contract and only paid $6,250, not the full amount. Unless you have additional information, we see no basis for reporting the change in your agreement as if it had resulted in cash flows. Please correct your financial statements in both quarterly reports accordingly.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracie Towner at (202) 551-3744, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief